

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 8, 2015

Via E-mail
Clare P. McGrory
Chief Financial Officer
Sunoco LP
555 East Airtex Drive
Houston, TX 77073

> **Re: Sunoco LP**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2014**
> **Response Dated August 27, 2015**
> **File No. 1-35653**

Dear Ms. McGrory:

We have reviewed your August 27, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Year Ended December 31, 2014 (Combined basis) Compared to Year Ended December 31, 2013, page 37

1.   We note your response to prior comment 1 and the disclosure you propose to include in future filings, quantifying the impact of push down accounting. You have stated the impact of push down accounting is not material and that the presentation and discussion of predecessor and successor periods would not provide more relevant context to

investors. We believe additional disclosure, similar to that you have proposed, should be provided in the first paragraph within the Selected Financial Data section on page 29 and surrounding the Key Operating Metrics table presented on page 35, such as within footnote two to that table. The additional disclosures will clarify your presentation of a combined period and identify the impact of push down accounting as a result of the ETP Merger.

You may contact Diane Fritz at (202) 551-3331 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources